UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

PagSeguro Announces Pricing of its US$2.3 Billion Initial Public Offering on the New York Stock Exchange

New York, January 24, 2018 – PagSeguro Digital Ltd., or PagSeguro Digital (NYSE: PAGS), announced that on January 23, 2018 it priced its initial public offering by it and its selling shareholder, Universo Online S.A., or UOL, of 105,385,555 of PagSeguro Digital’s class A common shares at a public offering price of US$21.50, representing an aggregate offering of US$2,265,789,432.50, of which 50,925,642 class A common shares are being offered by PagSeguro Digital and 54,459,913 class A common shares are being offered by UOL. UOL has also granted the underwriters a 30-day option to purchase up to 15,807,833 additional class A common shares at the initial public offering price less the underwriting discount.

The class A common shares are expected to begin trading on the New York Stock Exchange on January 24, 2018 under the symbol “PAGS.” The offering is expected to close on January 26, 2018, subject to customary closing conditions.

PagSeguro Digital is the controlling company of PagSeguro Internet S.A., or PagSeguro Brazil, its operating company incorporated in Brazil and provider of financial technology solutions.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as Global Coordinators and the representatives of the underwriters in this initial public offering and Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Merrill Lynch, Banco Bradesco BBI S.A., Credit Suisse (USA) Securities LLC, Deutsche Bank Securities Inc., Itau BBA USA Securities, Inc. and J.P. Morgan Securities LLC are collectively acting as underwriters in this initial public offering. When available, a copy of the final prospectus related to the offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; BofA Merrill Lynch, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com; Banco Bradesco BBI S.A., Attention: Isabela Behar, 450 Park Avenue, 32nd Floor, New York, New York 10022, telephone: 1-212-888-9142; Credit Suisse (USA) Securities LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010; telephone: 1-800-221-1037; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005, telephone: 1-800-503-4611, or by emailing prospectus.CPDG@db.com; Itau BBA USA Securities, Inc., 767 Fifth Avenue 50th Floor, New York, New York 10153, Attention: Investment Banking Department — Equity Capital Markets; and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204.

A registration statement on Form F-1, as amended, relating to the initial public offering has been filed with, and declared effective by, the United States Securities and Exchange Commission. A copy of the registration statement on Form F-1 can be accessed through the SEC’s website at www.sec.gov. The offering is being made solely by means of the written prospectus forming part of the effective registration statement on Form F-1.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;

•	In-person payments via point of sale (POS) devices that PagSeguro Digital sell to merchants;

•	Free digital accounts;

•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and

•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

SOURCE: PagSeguro Digital.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 24, 2018

PagSeguro Digital Ltd.

By:	/s/ Maria Judith de Brito
Name:	Maria Judith de Brito
Title:	Director

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